                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                  THCG, INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (Title of Class of Securities)

                                87242T 10 1
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                               (CUSIP Number)

                                 Stephen H. Blum
                         512 Seventh Avenue, 17th Floor
                            New York, New York, 10018
                                 (212) 872-2000

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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 14, 2001
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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CUSIP No. 87242T 10 1

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     1.   NAMES OF REPORTING PERSONS

               Star Cross, Inc.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            13-3625713
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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                              (a) ( )
                              (b) (X)
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     3.   SEC USE ONLY

    ----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO--The transaction was purely an exchange of stock
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     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e) ( )
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     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES (DELAWARE)
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                                   7.   SOLE VOTING POWER
           NUMBER OF                     24,446,004
            SHARES                 ---------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY
             EACH                  ---------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       24,446,004
             WITH                  ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER

    ----------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            24,446,004
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     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES             ( )

    ----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             53.9%
    ----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
    ----------------------------------------------------------------------------


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CUSIP No. 87242T 10 1
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INTRODUCTION

         The Reporting Person is filing this Statement on Schedule 13D to report the acquisition of beneficial ownership of the common stock of THCG, Inc.


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of THCG, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 512 Seventh Avenue, 17th Floor, New York, New York 10018.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement on Schedule 13D is being filed by Star Cross, Inc., a Delaware corporation ("Star Cross" or the "Reporting Person").

         (i)      Executive Officers and Directors

         The name and present principal occupation or employment of each director and executive officer of Star Cross is as follows:

        Stephen H. Blum         President and Sole Director

        Anthony Pontecorvo      Secretary

         The business address of each of the foregoing directors and executive officers is 512 Seventh Avenue, 17th Floor, New York, New York 10018. Both of the foregoing directors and officers are citizens of the United States of America.

         (ii)     Persons Controlling Star Cross

         The name and present principal occupation or employment of the persons controlling Star Cross is as follows:

        Stephen H. Blum         President and Sole Director of Star Cross, Inc.

         Mr. Blum's business address is 512 Seventh Avenue, 17th Floor, New York, New York 10018. Mr. Blum is a citizen of the United States of America.

         To the knowledge of the Reporting Persons, during the last five (5) years neither the Reporting Person nor any of the directors, officers, or control persons listed above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


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                                                                          Page 3
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         The consideration for the transaction consisted solely of an exchange of stock of a subsidiary of Star Cross for stock of THCG.


ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to a Stock Purchase and Exchange Agreement dated as of June 29, 2001 and Amended August 28, 2001, THCG acquired all the shares of Donald & Co. Securities, Inc. ("Donald"), a wholly owned subsidiary of Star Cross, in a reverse acquisition. The shareholders of Star Cross exchanged 100% of the issued and outstanding common stock of Donald, for a majority of the issued and outstanding common stock of THCG.

         Prior to closing, Star Cross assigned the right to receive certain of the shares of THCG to be exchanged in the transaction to other persons, none of whom holds more than 2.5% of THCG.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 24,446,004 shares of common stock of the issuer (THCG), representing 54.4% of the total shares of common stock of the issuer outstanding without taking into account outstanding options, are beneficially owned by the Reporting Person
                  (Star Cross).

         (b) Star Cross has sole power to vote or direct the vote, and sole power of disposition for all of the 24,446,004 shares.

         (c) There were no transactions in common stock of THCG that were effected during the past 60 days by the Reporting Person, or to its knowledge, any of the other persons listed in Item 2 hereof.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as provided in the Stock Purchase and Exchange Agreement (as described in Item 4 hereof), to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule I thereto, or between such persons and any other person with respect to any securities of THCG, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

        Exhibit No.        Agreement
        ----------         ---------
        10.1               Plan and Agreement of Exchange, dated June 29, 2001,
                           and amended August 28, 2001 by and among THCG, Inc., a Delaware corporation, Star Cross, Inc., a Delaware corporation and Donald & Co. Securities, Inc.
                           (incorporated by herein by reference to Exhibit
                           10.1(a) to the Current Report on Form 8-K filed by THCG, Inc. on July 12, 2001)


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                                                                          Page 4
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 24, 2001



                              STAR CROSS, INC.

                              By:   /s/ Stephen Blum
                                -----------------------------
                                    Name: Stephen Blum
                                    Title: President


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